Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

November 29, 2007

Fresenius Medical Care Acquires Renal Solutions, Inc.

Fresenius Medical Care acquires technology to advance home hemodialysis and create a platform for development of a wearable kidney.

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA today announced that it has acquired Renal Solutions, Inc. (RSI). The acquisition agreement provides for total consideration of up to $190 million, consisting of $100 million at closing, $60 million after the first year, and up to $30 million in milestone payments over the next three years. RSI had approximately $10 million of net debt outstanding at closing.

RSI is currently commercializing the Allient Sorbent Hemodialysis System, which is returning sorbent-based technology (SORB) to the dialysis field. The SORB cartridge has a long market history in hemodialysis with over 6 million cartridges sold. As the innovator in the SORB technology field, RSI holds key patents and other intellectual property worldwide related to the SORB technology.

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The sorbent technology purifies tap water to dialysate quality and allows dialysate to be regenerated. This reduces the water volume requirement for a typical hemodialysis treatment from 120 liters / 37 gallons of reverse osmosis water to just 6 liters / 1.5 gallons of drinking water per treatment.

The combination of Fresenius Medical Care’s leading hemodialysis technology and the SORB technology will provide a platform for superior home products and therapies. Furthermore, the significant reduction of dialysate through SORB technology is one major step towards miniaturization – a pre-requisite for the wearable kidney concept which could benefit certain patients and complement clinical-based therapy.

Fresenius Medical Care sees the current market size of the Home Therapy Market (Peritoneal Dialysis and Home Hemodialysis) at about $2 billion representing approximately 11% of the overall worldwide dialysis market. The Company believes the Home Therapy market has the potential to grow to $4 billion within the next 10 years. Fresenius Medical Care has a market share in this market segment of approximately 30%. Home hemodialysis (HHD) has been a niche market for many years but with growing attention in recent past. With increased access to adequate therapy, the Company projects the number of HHD patients in North America could grow from about 0.5% at the end of 2006 to approximately 4% of the patient population in the next
10 years.

Dr. Ben Lipps, Chief Executive Officer of Fresenius Medical Care commented, “The acquisition of RSI is an important step to advance the technology required for strong future growth in this field. The combination offers us the long-term opportunity to extend our leadership to home and acute dialysis products. Furthermore, by combining our equipment and membrane technology with the SORB technology, we can provide innovative solutions in the future such as a possible wearable kidney. With this acquisition, Fresenius Medical Care expects to increase its annual R&D spending by approximately $10 million starting in 2008. Our mid-term financial targets for the years 2007 through 2010 remain unchanged.”

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Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,500,000 individuals worldwide. Through its network of 2,221 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 172,227 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

For more information about Renal Solutions Inc. visit the Company’s website at www.renalsolutionsinc.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including uncertainties in the development of the home dialysis market, the ability to develop and commercialize technological innovations, changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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